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BROWN DISC
1120 B Elkton Drive * Colorado Springs, CO 80907-3568 * (719)593-1015

Phone: 719-593-1015
Fax:  &19-590-7466
Contact:
Ronald H. Cole
Chairman and CEO
Brown Disc Products Co.
rcole@ix.netcom.com
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FOR IMMEDIATE RELEASE

Colorado Springs, Colorado, September 16, 1996.   BROWN DISC PRODUCTS
COMPANY, INC. (OTC Symbol "BDPC") today reported that its previously announced Agreement and Plan of Reorganization for a proposed merger with Kimbrough Computer Sales Inc., 3SI, Inc., otherwise known as Solution, System and Service Integration ("3SI"), expired on September 15, 1996 without a closing of the proposed merger.

As previously indicated in filings with the Securities and Exchange Commission, the proposed merger of 3SI and the Company was subject to completion or waiver of various conditions precedent including, among others, additional common stock equity financing in an amount of approximately $4.4 million, satisfactory completion of due diligence investigation and completion of 3SI audited financial statements. Ronald H. Cole, the Company's Chief Executive Officer, stated "These conditions have not all been met and negotiations with prospective investors to obtain $4.4 million in additional equity financing have not been successful. Discussions with 3SI late last week have led us to conclude that it does not appear 3SI and the Company can agree to terms that would permit the proposed merger to be restructured or for the agreement to be extended on mutually acceptable terms." Mr. Cole further noted that with the expiration of the Reorganization Agreement, the Company is required to surrender its interest in 3SI's Diamond Shield system developed for Internet security solution so that 3SI may continue to pursue development of that project with financing from other sources.

Mr. Cole indicated that "Although the Company is disappointed it cannot complete the proposed 3SI merger, Brown Disc Products will continue to pursue a business strategy of seeking the acquisition of additional assets or business operations that enhance profitability and will continue to focus on our electronic software distribution strategy via the Internet and cable. Brown Disc will target acquisitions that compliment the electronic distribution strategy and the company has cut operating costs to the point that the company will be able to explore those opportunities."

Brown Disc Products Company is engaged in the businesses of marketing magnetic data storage products for computers and the duplication and packaging of software media for various software developers.